Exhibit 99.1

Media release

21 October 2004

Westpac provides template for 2004 year end earnings announcement

Westpac announced today changes to the way its full year results will be presented when released on 8 November 2004.

To assist in understanding these changes, we discuss each change as well as providing an updated template for the results announcement.

Changes since the 31 March 2004 interim results:

•                  Consolidation of EPIC Energy (“EPIC”). In June 2004, Westpac acquired a controlling interest in a group of companies (EPIC) that own and operate 3 natural gas transmission pipelines. EPIC forms part of the Westpac group of companies as at 30 September 2004. The earnings of EPIC for the 4 months to 30 September 2004, and the assets, liabilities and equity of EPIC as at that date, are included in the consolidated financial statements of Westpac. The intention is to sell down our interest in EPIC to investors;

•                  Australian market share statistics have been revised following change in the treatment of securitised housing loans in the Reserve Bank of Australia’s methodology;

•                  Westpac issued US$525million Trust Preferred Securities (2004 TPS) in April 2004;

•                  Changes in the presentation of New Zealand results; and

•                  Changes to the average balance sheet, net interest spread and margin.

Changes highlighted at 31 March 2004 that impact full year comparatives:

•                  Reconfiguration of the BT Financial Group and New Zealand business segments;

•                  Consolidation of certain Life Company managed investment schemes where the Group’s ownership exceeds 50%;

•                  Alterations to the presentation of operating income, including changes impacting net interest income and interest margins;

•                  Changes to the presentation of Business & Consumer Banking’s results; and

•                  Adjustments to the calculation of Economic Profit.

As previously advised, the timing of distribution payments for the US$750 million Trust Preferred Securities (2003 TPS) hybrid equity issue impacts the comparability of 2003 and 2004 earnings.  Details of impacts for both years are provided.

In addition, we have also provided pro-forma details of BT Funds Management’s contribution to prior comparative period earnings.

Due to certain data reclassifications, minor amendments have been made to some numbers in prior periods.  Updated numbers for prior comparative periods are provided in the attached template.

Details of these changes are attached. The new template for the Westpac’s 2004 results has also been lodged on the Westpac website at www.westpac.com.au/investorcentre

For Further Information please contact:
David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

WESTPAC BANKING CORPORATION

PROFIT ANNOUNCEMENT PRESENTATION CHANGES & TEMPLATE

30 SEPTEMBER 2004

CHANGES SINCE THE 31 MARCH 2004 INTERIM RESULTS

1.                          Consolidation of Epic Energy

On 2 June 2004, Westpac acquired a 100% interest in a group of companies that own and operate three strategically placed natural gas transmission pipeline assets (EPIC) via a trust structure (Hastings Diversified Utilities Fund). In accordance with Australian Accounting Standard 1024 Consolidated Accounts, Westpac’s interest in EPIC represents a controlling interest. Accordingly, Westpac is required to consolidate EPIC from the date of acquisition. The Westpac Group results for the year ended 30 September 2004 will therefore include the financial results of EPIC for the period 2 June 2004 to 30 September 2004 and the financial position of EPIC as at 30 September 2004. The intention is to hold this asset until it can be sold down to investors.

To allow for appropriate comparison of our year-end results with the prior corresponding period and to provide an understanding of the impact of EPIC on the full year Group results, EPIC’s earnings contribution will be highlighted in the profit announcement. The composition of EPIC’s balance sheet will also be detailed in footnotes supporting the statement of financial position.

We will also highlight the effect of EPIC on Westpac’s capital position as at 30 September 2004.

2.                          Australian market share statistics

In May 2004, the RBA announced changes to their methodology for calculating the size of the housing market in Australia. Previously the data contained securitisation balances from deposit taking institutions or registered financial corporations only (classified as “All Financial Intermediaries” or AFI’s). The data did not include mortgage balances from Mortgage Managers, who fund their lending via securitisation rather than balance sheet funding. The RBA housing market share and growth data has been changed to include all securitisation balances from both AFI’s and Mortgage Managers. This change in mortgage market share has also had an impact on the total credit statistics and Westpac’s market share of total credit.

The impact of this change is to increase the size of the mortgage market, thereby reducing Westpac’s market share. Details of the change in comparatives will be disclosed in section 4, Business and Consumer Banking, in the profit announcement.

3.                          New Hybrid issue impact on operating income

On April 5 2004, Westpac issued US$525 million in hybrid equity called Trust Preferred Securities (2004 TPS). The 2004 TPS issue differs from earlier hybrid issues as the funds raised have been invested in US$ convertible debentures issued by our New Zealand branch. The debentures qualify as equity. We have entered into a NZ$/US$ cross currency swap in respect of this US$ exposure, with revaluations of the swap translated in A$ reflected in operating income (non-interest income), while the equity instruments are retranslated at historical exchange rates.

We advised the market at the interim profit announcement, that the after tax amount of this revaluation will be isolated in deriving cash earnings. We also noted that following the implementation of the IFRS implementation we expect 2004 TPS will be classified as debt and the swap afforded hedge treatment. Hence the revaluation of the debt and the swap will then offset.

In previous presentations we indicated that the expected impact based on prevailing exchange rates was a gain of $6 million. Using year end exchange rates, this amount has been revised to a $10 million loss. Accordingly, the net earnings impact of $10 million is added back in the calculation of cash earnings.

4.                          Changes in the presentation of New Zealand results

We have made some changes to the presentation of New Zealand’s results for the year ended 30 September 2004. Previously New Zealand’s results were reported in Australian dollars (A$) in Section 4.3, Business Unit Performance. Movements from prior periods were also being reported as both A$ and New Zealand dollar (NZ$) percentage movements. The discussion of financial performance accompanying the New Zealand financial results focused on the performance of the New Zealand business unit in NZ$.

The results of the New Zealand business unit will now be disclosed in NZ$ in Section 4.3, Business Unit Performance. Additionally, movements from prior periods will be shown as NZ% movements only, and the discussion of performance will continue to focus on NZ$ performance.

In addition, we will also show New Zealand performance in Australian dollars in Section 8, New Zealand Business Unit Performance (A$) to provide further assistance in understanding the contribution of the New Zealand result to the Group’s earnings. The New Zealand results are presented as A$ equivalents, converted at the average A$/NZ$ hedge exchange rate for the year (1.1975 for 2003), which is not the same as the average rate that prevailed during the period (1.1146 for 2003). Our methodology for reporting New Zealand results in A$ has not changed from previous results announcements.

5.                          Changes to the Average Balance Sheet, Net Interest Spread and Margin

At 31 March 2004, we highlighted some changes to the presentation of operating income, following changes in the accounting treatment for certain bill acceptance fee income and the reclassification of income flows from some structured finance transactions in 2004. Please refer to the next section “Changes highlighted for the interim results impacting full year comparatives” for further details or to our media release dated 23 April 2004. Comparatives for the year ended 30 September 2003 have been updated to reflect these changes and can be viewed in the attached template.

Since 31 March 2004, we have reviewed the classification of certain balance sheet items in the average balance sheet. Some further adjustments have been made in respect of the classification of Securities Sold Short and Repurchase and Reverse Repurchase Agreements (Repos) to reflect more accurately the nature of each instrument as interest bearing securities in the average balance sheet.

Previously, securities sold short and repos were recognised as non-interest bearing liabilities in the average balance sheet. This treatment has now been changed to recognise securities sold short and repos as interest bearing liabilities. An adjustment to comparatives to reclassify securities sold short and repos from non-interest bearing liabilities to interest bearing liabilities is reflected for 31 March 2004 (securities sold short $2,008 million; repos $414 million, net $1,594million) and 30 September 2003 (securities sold short $926 million; repos $316 million, net $610m).

In addition, following a review of the NZ average balance sheet a reclassification has been made to average balances for “Due to other Financial Institutions” between Australia and New Zealand ($573 million) for 31 March 2004. This reclassification has no impact on the Group net interest margins and an immaterial change on Australian and New Zealand margins.

The following table summarises the changes to the average balance sheet, and net interest spread and margin due to the above changes:

	Reporting period				Change from
	30 Sept 2004		31 March 2004		31 March 2004
	Comparative		Comparative		Comparative
Average Balance Sheet	31 March 2004	30 Sept 2003	31 March 2004	30 Sept 2003	31 March 2004	30 Sept 2003

Group
Interest earning assets ($m)	190,689	172,750	190,689	172,750	—	—
Interest bearing liabilities ($m)	171,627	156,925	170,033	156,315	1,594	610
Net non-interest bearing liabilities and equity ($m)	19,062	15,825	20,656	16,435	(1,594)	(610)

Net interest spread	2.11%	2.24%	2.07%	2.22%	0.04%	0.02%
Benefit of net non-interest bearing liabilities and equity	0.45%	0.38%	0.49%	0.40%	(0.04)%	(0.02)%
Net interest margin	2.56%	2.62%	2.56%	2.62%	0.00%	0.00%

Australia
Interest earning assets ($m)	149,776	132,100	149,203	132,100	573	—
Interest bearing liabilities ($m)	136,742	121,001	134,575	120,391	2,167	610
Net non-interest bearing liabilities and equity ($m)	13,034	11,099	14,628	11,709	(1,594)	(610)

Net interest spread	2.04%	2.20%	1.99%	2.18%	0.05%	0.02%
Benefit of net non-interest bearing liabilities and equity	0.41%	0.35%	0.47%	0.37%	(0.06)%	(0.02)%
Net interest margin	2.45%	2.55%	2.46%	2.55%	(0.01)%	—

New Zealand
Interest earning assets ($m)	32,056	31,357	32,629	31,357	(573)	—
Interest bearing liabilities ($m)	29,220	28,170	29,793	28,170	(573)	—
Net non-interest bearing liabilities and equity ($m)	2,836	3,187	2,836	3,187	—	—

Net interest spread	2.56%	2.51%	2.52%	2.51%	0.04%	—
Benefit of net non-interest bearing liabilities and equity	0.37%	0.44%	0.36%	0.44%	0.01%	—
Net interest margin	2.93%	2.95%	2.88%	2.95%	0.05%	—

CHANGES HIGHLIGHTED FOR THE INTERIM RESULTS IMPACTING FULL YEAR COMPARATIVES

The following changes were highlighted to the market in April 2004, as part of the template update for the 31 March 2004 interim profit announcement. They have been included here to complete the record of changes from the presentation of the 2003 results.

1.                                      Changes to the composition of BT Financial Group (BTFG) and New Zealand business segments

Due to a realignment of business responsibilities in the first half of 2004, our New Zealand Life Business and BT New Zealand were transferred from BTFG to the New Zealand business. (BT New Zealand formed part of the acquisition of BT Funds Management in October 2002).

Accordingly, the New Zealand business segment now includes the following businesses:

•                  New Zealand Banking;

•                  Westpac Investment Management New Zealand;

•                  BT New Zealand; and

•                  New Zealand Life Company.

BTFG now includes our Australian wealth businesses only, comprising the heritage Westpac business (WFS) and the BT Funds Management and former Rothschild Australia Asset Management businesses.

We refer to these segments as “New Zealand” and “BT Financial Group (Australia)” respectively.

From October 2003, reporting of BT Financial Group (Australia) and New Zealand has been presented on this basis.

Comparatives for BT Financial Group (Australia) and New Zealand have been updated to reflect these changes and are included in the attached template.

To ensure the market has a detailed understanding of Westpac’s total wealth management operations, we will continue to present our combined Australian and New Zealand wealth businesses in Section 7 of our Profit Announcement.

2.                                      Consolidation of certain Life Company managed investment schemes

The Westpac Group’s life insurance statutory funds have investments in managed investment schemes operated by the Group.  The returns earned from these investments belong to the life insurance policyholders and not to the Group; in a number of cases the Group’s life insurance statutory funds are the majority investor in the managed investment schemes.

In prior years, the Group has not consolidated these managed investment schemes, as the industry’s approach to determination of “capacity to control” has been diverse.

From October 2003, in line with developing industry practice, Westpac has consolidated those managed investment schemes where the Group’s statutory funds have a majority holding, indicating a capacity to control.

The financial effect of the consolidation of these managed investment schemes has been to increase life insurance assets, other liabilities and minority interests in the statement of financial position.  The change may, in the future, cause volatility to components of reported earnings in the statement of financial performance (non-interest income, operating expenses, net profit and net profit attributable to outside equity interests). There is no impact on net profit or cash earnings attributable to equity holders of Westpac Banking Corporation.  We will provide details of the impact for all future reporting periods.

Comparatives will not be restated. The pro-forma following is provided to assist comparison with 2003 and sets out the impact on comparatives had they been restated to the same basis.

Statements of financial performance

	Reported	Pro-forma
$m	Full Year 30 Sept 03	Full Year 30 Sept 03
Net interest income	4,344	4,344
Non-Interest Income
Core non-interest income	2,986	2,986
Managed investment schemes	—	43
Net operating income	7,330	7,373
Operating expenses:
Core expenses	(3,763)	(3,763)
Managed investment schemes	—	(2)
Amortisation of goodwill	(163)	(163)
Bad and doubtful debts	(485)	(485)
Profit from ordinary activities before income tax expense	2,919	2,960
Income tax expense	(728)	(728)
Net profit	2,191	2,232
Net profit attributable to outside equity interests:
Managed investment schemes	—	(41)
Other	(8)	(8)
Net profit attributable to equity holders of Westpac Banking Corporation	2,183	2,183

Statements of financial position (abbreviated)

	Reported	Pro-forma
$m	As at 30 Sept 03	As at 30 Sept 03
Assets
Life insurance assets	10,522	11,848
Total assets	221,339	222,665
Liabilities
Other liabilities	25,225	25,227
Total liabilities	207,343	207,345
Net assets	13,996	15,320
Equity
Total equity attributable to equity holders of Westpac Banking Corporation	13,965	13,965
Outside equity interests:
Managed investment schemes	—	1,324
Other	31	31
Total outside equity interests	31	1,355
Total equity	13,996	15,320

3.                          Change in the presentation of operating income

Following a detailed review of the presentation of operating income, Westpac has introduced changes in the accounting treatment for certain bill acceptance fee income, and reclassified income flows from certain structured finance transactions in 2004.

Westpac now recognises bill acceptance fee income as interest income in the statement of financial performance where Westpac has funded the bill acceptance. Previously the acceptance fee was recognised as non-interest income in Lending Fees.  This revised treatment reflects more accurately the nature of the income, that is, a yield return on funding provided to customers. Bill acceptance fee income received on bills that are subsequently sold down will continue to be recognised as non-interest income.

The net result of certain hedges of structured finance transactions was previously treated as non-interest income.  To reflect more accurately the substance of the transactions, the hedge result has been reclassified as interest income.

In addition, changes have also been made to the allocation between interest income and interest expense of the net result of certain other hedging transactions.

While both these changes have a minor impact on overall group margins, the amendments have a larger impact on margins disclosed on a geographic basis.

Please refer to attached profit announcement template for restated comparatives.

4.                          BCB business segment disclosure

A change has been made to the way we present the Business and Consumer Banking (BCB) result.  Previously BCB incorporated the results of the Group’s Asset and Liability Management (ALM) and Securitisation operations. This treatment was historically adopted as our ALM and Securitisation activities are largely driven by the requirements of BCB.

In order to provide greater transparency to the performance of BCB, we have transferred the results of ALM and Securitisation from the BCB business unit disclosures to the “Other” segment.

The changes to total BCB comparatives are outlined below.

	Re-stated	Original
$m	Full Year Sept 03	Full Year Sept 03
Net interest income (1)	3,043	3,158
Non-interest income (1)	1,308	1,289
Operating income	4,351	4,447
Operating expenses	(2,371)	(2,365)
Core earnings	1,980	2,082
Bad debts	(321)	(322)
Operating profit before tax	1,659	1,760
Tax and outside equity interests	(494)	(524)
Cash earnings	1,165	1,236
Goodwill amortisation	(58)	(58)
Profit on operations	1,107	1,178

(1).       Restated net interest income includes a reduction of $38m in relation to the presentation of Bill Acceptance fee income as outlined in section 3. Non-interest income includes an equal offsetting adjustment (nil operating income impact)

We have also provided details of our Corporate Centre and Group items that we now show as “Other” segment. “Other” includes the results of our Group Treasury operations (including the transferred ALM and Securitisation noted above), Pacific Banking operations, as well as the elimination of certain intra-group transactions that facilitate the presentation of our management accounts.

5.                          Calculation of Economic Profit

We review the appropriateness of the calculation of key financial metrics on a periodic basis. In reviewing how we calculate Economic Profit, we have made some minor changes to both the calculation of adjusted average ordinary equity and the cost of capital.

We previously calculated adjusted average ordinary equity by starting with Tier 1 Capital. This is now calculated starting with average ordinary average ordinary equity for the average balance of accumulated goodwill amortisation and the forthcoming dividend net of the estimated dividend re-investment.

In addition, we previously used a 12.0% cost of capital when calculating Group Economic Profit. We now use 11.6%.

The combination of these two adjustments has created a minor change to economic profit reported previously. Revised comparatives have been included in the Profit Announcement template attached.

6.                          Hybrid Equity Issue

On 13 August 2003, Westpac issued US$750 million in hybrid equity called Trust Preferred Securities (2003 TPS).

Previously Westpac provided details on how this security would impact 2003 and 2004 earnings. This information is repeated here to ensure that the impact is taken into account in any analysis of our financial statements.

As Westpac does not provide for dividends until they are declared, and did not declare a distribution on 2003 TPS until 31 March 2004, Westpac did not record an expense for 2003 TPS in its 2003 accounts. As a result, Westpac derived a benefit from the use of the funds from the issue of 2003 TPS without incurring a liability on the funds raised in the 2003 financial year. The benefit to cash earnings was approximately $5 million for the year ended 30 September 2003.

This accrued benefit was reversed in the year ended 30 September 2004 (and the half year ended 31 March 2004) as the first distribution of $36 million was made on 31 March 2004. This distribution was larger than that will be paid in future periods (by approximately $5 million) because it covers a period of approximately 7.5 months. Subsequent distributions on 2003 TPS are scheduled to occur each six months, on 31 March and 30 September.

7.                          BT Funds Management (BTFM) acquisition – impact on prior comparative period earnings

Westpac acquired BTFM on 31 October 2002. The comparative results of BT Financial Group (Australia) for 2003 therefore include only eleven months contribution from the acquired wealth management business.

To assist in comparing BT Financial Group (Australia) results we provide a pro-forma of BT Financial Group (Australia’s) earnings on an adjusted 12 months basis for 2003 below. The pro-forma result includes an estimate of BTFM’s contribution, as though it was owned by

	BTFM (One Month)	BTFG (Aust) Reported	BTFG (Aust) Pro-forma
$m	October 2003	Full Year Sept 03 (11 months)	Full Year Sept 03 (12 months)
Operating income	19	571	590
Operating expenses	(15)	(354)	(369)
Core earnings	4	217	221
Bad debts	—	—	—
Operating profit before tax	4	217	221
Tax and outside equity interests	(1)	(48)	(49)
Cash earnings	3	169	172
Goodwill amortisation	(4)	(60)	(64)
Profit on operations	(1)	109	108

Westpac, for the month of October 2003.

8.                          Data Reclassifications

The attached template includes comparative period data that may have changed from data reported in previous periods. Changes have been made where the management reporting restructure has changed or an accounting reclassification has occurred in the current period (in addition to the above changes). Comparative data is restated to ensure that it is comparable with data presented in the current period.